Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)
[September 15, 2008]
[Client Name]
[Address]
[City, State ZIP Code]
Dear [Client Name]:
I am writing to inform you that on September 14, 2008, the Boards of Directors of both Merrill Lynch and Bank of America approved the purchase of Merrill Lynch by Bank of America. We believe that combining the two firms is in the best interest of our clients, employees and shareholders. Bank of America brings stability, liquidity and a strong balance sheet, and its strength in the consumer banking arena complements our already diverse business mix.
The transaction is scheduled to close in the first quarter of 2009. Under the terms of the agreement, Bank of America’s wealth management group will be combined with ours to create the largest wealth management platform in the world. We will continue to operate as we have under the Merrill Lynch Wealth Management brand. What does this mean for you, as our clients?
•	There will be no change in the commitment and service of your Financial Advisor on your behalf. The last few months have been unsettling at times as we all faced volatility in the markets and liquidity challenges. This combination will help our Financial Advisors to continue to focus on your needs and financial future.

•	There will be no change in terms of the way you and your Financial Advisor conduct business together. However, we expect to expand the platform, products, research expertise and support that we deliver to you and your Financial Advisor.

•	The safety of your assets remains unchanged in accordance with all regulatory guidelines. And the combined balance sheet and capital position of the companies will provide added assurance to the stability of the firm.
Since 1914, it has been our commitment to put the interest of our clients first, and that will never change. I want to thank you for your ongoing trust and confidence in Merrill Lynch over the years, and in the future, as Merrill Lynch Wealth Management.
Sincerely,
Robert J. McCann

***
In connection with the proposed merger, Bank of America Corporation (“Bank of America”) intends to file with the Securities and Exchange Commission (the “SEC”), along with other relevant documents, a Registration Statement on Form S-4 that will include a joint proxy statement of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Merrill Lynch’s investor relations website (www.ir.ml.com) under the heading “SEC Filings.”
Neither Bank of America nor Merrill Lynch is currently engaged in a solicitation of proxies from the securityholders of Bank of America or Merrill Lynch in connection with the proposed merger. If a proxy solicitation commences, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.